                                                                    Exhibit 99.1

             TECHFAITH REPORTS THIRD QUARTER 2008 FINANCIAL RESULTS

Highlights:

     - Cooperation agreement signed with 'aigo' for China operator tailored market
     -    Cooperation agreement signed with QIGI for Chinese Smartphone business
     -    Developed first CDMA touch screen Smartphone for Latin America
     -    Net revenue increased 32.2% year-over-year
     -    Gross profit increased 1.7% year-over-year

BEIJING, CHINA, NOVEMBER 17, 2008 -- China TechFaith Wireless Communication Technology Limited (NASDAQ: CNTF), an Original Developed Product (ODP) company focused on research and development of Mobile phone solutions, today announced its unaudited financial results for the third quarter ended September 30, 2008.

For the third quarter of 2008, TechFaith reported net revenue of US$50.8 million representing a 32.2% increase over US$38.4 million for the third quarter of 2007 and a 10.2% decrease from US$56.6 million for the second quarter of 2008. Net revenue for the quarter was driven by increased demand in the Chinese and South East Asian markets.

Gross profit for the third quarter of 2008 was US$9.3 million, representing a 1.7% increase over US$9.2 million for the same period last year. The increase was attributed to the strong performance of the domestic Smartphone business during the quarter. Gross margin for the third quarter of 2008 was 18%, down from 24% in the third quarter of 2007. Gross margin was impacted by the weak international demand for the feature phones and one-stop sell out of the CDMA1X data cards.

Total operating expenses were US$11.2 million for the third quarter of 2008 compared to US$10.7 million in previous quarter. The increase in operating expenses is due to a US$2.3 million severance cost as a result of the corporate restructuring.

Net income for the third quarter of 2008 was US$0.45 million, or US$0.01 per weighted average outstanding ADS (basic and diluted), compared to net income of US$1.6 million, or US$0.04 per weighted average outstanding ADS (basic and diluted), for the same period in 2007. The income tax provision in the third quarter of 2008 was US$0.02 million.

Mr. Defu Dong, Chairman and Chief Executive Officer of TechFaith, said, "The third quarter results demonstrate our effort to continue to improve our organizational efficiency, promptly react to the market environment, and maintain our strong market position. We are proud to announce year-over-year revenue growth of over 30%, which further validates our strategy to focus on middle to high-end product offerings during this tough competitive environment and weak economy. Also, we signed a cooperation agreement with both 'aigo' and QIGI in order to strengthen our market position in China and we were approved as the first CDMA Smartphone with touch screen function by a carrier in Latin American."

Mr. Xiaonong Cai, the Deputy CEO of TechFaith, said, "Looking to the fourth quarter, we expect operating costs to fall significantly due to the completion of our corporate restructuring and we will focus on the development of the Google Android phone. The test products of the Android phone will be available in the fourth quarter and we target a commercial launch by the end of the first quarter of 2009."

RECENT DEVELOPMENTS

In an effort to avoid the effects of the global financial crisis and weakening economic conditions, TechFaith strengthens its position in the Chinese market through cooperation agreements with 'aigo' for China operator tailored market, and QIGI for the Chinese Smartphone business. Under the strategic cooperation agreement with 'aigo', TechFaith will provide total solutions products, including CDMA1X/EVDO and UMTS/HSDPA, under the 'aigo' brand name and through 'aigo"s sales channels for operator tailored market in China. Under the cooperation agreement with QIGI, TechFaith will be the sole provider of Smartphone solution products to QIGI and the Smartphone will be sold under QIGI's brand name and through its sales channels in China. These strategic collaborations will help promote TechFaith products in China and swiftly bring them to market.

TechFaith also made advances in the international market through the development of the first CDMA Smartphone with a touch screen function in Latin American, which is expected to launch before year-end. This achievement is an enormous milestone for TechFaith and the company's Smartphone growth in the international market. In addition, TechFaith continues to receive 3G Smartphone orders from the European and South East Asian markets.

TechFaith Interactive made further progress and it will be renamed One Net entertainment Ltd. Radiation studio, Star studio and Mythos studio have been set up and are developing games. MMORPG games (massively multiplayer online role-playing games) "Seven Swords" and "Liao Zhai" are expected to complete beta versions by the second quarter of 2009. Mobile online gaming platform www.798uu.com is under testing now and will launch a beta version by the end of November 2008. Wireless online game "Hero Times" is expected to launch in the first quarter of 2009. The publisher system has been set up and is expected to be in operation by April 2009. One Net entertainment Ltd. is expected to be profitable in the second quarter of 2009.

On September 29, Techfaith announced that its Board of Directors approved a share repurchase program pursuant to authorization previously obtained from its shareholders. Under the program, TechFaith is authorized, but not obligated, to repurchase up to $10 million worth of its outstanding American Depository Shares. The company will begin the ADS repurchases in an organized manner after the financial stock market stabilizes.

FINANCIAL GUIDANCE

The Company expects revenues in the fourth quarter of 2008 to be in the range of US$43 million to US$48 million. The Smartphone products in China are the major revenue drivers for the fourth quarter and the overseas markets including South East Asian, European Union and Latin America will continue to drive revenue. TechFaith expects operating costs to be significantly lower in the fourth quarter due to cost saving measures and the completion of the corporate restructuring.

CONFERENCE CALL

TechFaith will hold a conference call on Monday, November 17, 2008 at 7:00 p.m. U.S. Eastern Time (8:00 a.m., November 18, 2008 in Beijing) to discuss the results. The dial-in numbers are +1-866-713-8395 (U.S.) or +1-617-597-5309
(international). The passcode for both is 91884175. A live webcast of the conference call will be available on TechFaith's website at www.techfaithwireless.com.

A replay of the call will be available from Monday, November 17, 2008 at 9 p.m., U.S. Eastern Time (9 a.m., November 18, 2008 in Beijing) through midnight on Monday, November 24, 2008, U.S. Eastern Time (12 p.m., November 25, 2008 in Beijing) on the Company's website at www.techfaithwireless.com and by telephone at +1-888-286-8010 (U.S.) or +1-617-801-6888 (international). The passcode to access the replay is 66896525.

ABOUT TECHFAITH

TechFaith (NASDAQ:CNTF) is an original developed product provider focused on research and development of cell phone solutions. Based in China, TechFaith employs approximately 700 professionals, of whom approximately 90% are engineers. TechFaith engages in the development and production of middle to high end handsets and tailor made handsets. TechFaith's original developed products include: (1) multimedia phones and dual mode dual card handsets of multiple wireless technology combination such as GSM/GSM, GSM/CDMA, GSM/WCDMA, GSM/TD-SCDMA and UMTS/CDMA; (2) Window based Smartphone and Pocket PC phone; and
(3) handsets with interactive online gaming and professional game terminals with phone functionality.

With the capability of developing Middleware Application MMI/UI software on 2G/2.5G(GSM/GPRS, CDMA1X), 3G(EV-DO, WCDMA/UMTS, TD-SCDMA) and 3.5G(HSDPA) communication technologies, TechFaith is able to provide Middleware Application MMI/UI software packages that fulfill the specifications of handset brand owners and carriers in the global market. For more information, please visit www.techfaithwireless.com


SAFE HARBOR STATEMENT

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "confident" and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as TechFaith's strategic and operational plans, contain forward-looking statements. TechFaith may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on Forms 20-F and 6-K, etc., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about TechFaith's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, disruptions in the financial markets and other macro-economic challenges currently affecting the economy of the United States and other parts of the world, TechFaith's limited operating history, TechFaith's ability to effectively manage its rapid expansion, loss of TechFaith's customers and claims against TechFaith due to defects in its designs or other reasons, TechFaith's limited insurance coverage and its exposure to product liability and product recall, TechFaith's ability to retain existing or attract additional domestic and international customers, TechFaith's earnings or margin declines, failure to compete against new and existing competitors, mobile handset brand owners' discontinuation or reduction of the use of independent design houses, and other risks outlined in TechFaith's filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. TechFaith does not undertake any obligation to update any forward-looking statement, except as required under applicable law.


CONTACTS:

In China:                                  In the U.S.:
Jay Ji                                     Joseph Villalta
China TechFaith Wireless                   The Ruth Group
Tel: 86-10-5822-7390                       Tel:+646-536-7003
ir@techfaith.cn                            jvillalta@theruthgroup.com

            CHINA TECHFAITH WIRELESS COMMUNICATION TECHNOLOGY LIMITED
            UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
               (IN THOUSANDS OF U.S. DOLLARS, EXCEPT SHARE AND PER
                  SHARE/ADS DATA AND UNLESS OTHERWISE STATED)


                                     THREE MONTHS ENDED        THREE MONTHS ENDED                      NINE MONTHS ENDED
                                          JUNE 30                  SEPTEMBER 30                          SEPTEMBER 30
                                            2008               2007              2008               2007               2008
                                       -------------      -------------      -------------      -------------      -------------

Revenues:
Design fees                            $       4,656      $       5,425      $       1,051      $      20,728      $       8,971
Royalty income                                   277              1,280                166              6,713                977
Component sales                                  520              1,682                544              7,289              1,795
Product sales                                 50,973             30,041             49,036             63,005            145,040

Service income                                   164                 18                 13                 18                212
                                       -------------      -------------      -------------      -------------      -------------
Total net revenues                     $      56,590      $      38,446      $      50,810      $      97,753      $     156,995

Cost of revenues:
Design fees                            $       2,340      $       2,177      $       1,447      $      13,828      $       5,405
Component sales                                  306              2,055                451              7,221              1,313
Product sales                                 39,998             25,041             39,576             52,362            117,252

Service Cost                                      11                  4                 10                  4                 43
                                       -------------      -------------      -------------      -------------      -------------
Total cost of revenues                 $      42,655      $      29,277      $      41,484      $      73,415      $     124,013

Gross Profit                           $      13,935      $       9,169      $       9,326      $      24,338      $      32,982

Operating expenses:
General and administrative             $       2,777      $       1,839      $       6,143      $       8,162      $      12,121
Research and development                       6,625              6,524              3,462             23,068             15,583
Selling and marketing                          1,300                794              1,676              2,554              3,829
Exchange loss (gain)                             (19)               357               (100)             1,338                415
                                       -------------      -------------      -------------      -------------      -------------
Total operating expenses               $      10,683      $       9,514      $      11,181      $      35,122      $      31,948


Other operating income                            22                864              2,136              1,653              4,699

(Loss) income from operations          $       3,274      $         519      $         281      ($      9,131)     $       5,733

Interest expense                                  (7)               (89)                (5)              (140)               (21)
Interest income                                  499                911                405              3,022              1,321
Other income (expense), net                      (18)                (6)              (196)              (341)              (211)
Change in fair value of put option                (6)                24               (201)               (31)              (192)
                                       -------------      -------------      -------------      -------------      -------------
Income before income taxes             $       3,742      $       1,359      $         284      ($      6,621)     $       6,630

Income tax                                         -                  -                (21)                (3)               (21)
                                       -------------      -------------      -------------      -------------      -------------
Income before minority interests       $       3,742      $       1,359      $         263      ($      6,624)     $       6,609
Minority interests                               121                226                188                977                568

                                     THREE MONTHS ENDED        THREE MONTHS ENDED                      NINE MONTHS ENDED
                                          JUNE 30                  SEPTEMBER 30                          SEPTEMBER 30
                                            2008               2007              2008               2007               2008
                                       -------------      -------------      -------------      -------------      -------------

Equity in loss of an affiliate                     -                  -                  -               (851)                 -
                                       -------------      -------------      -------------      -------------      -------------
Net (loss) income                      $       3,863      $       1,585      $         451      ($      6,498)     $       7,177
                                       =============      =============      =============      =============      =============

Net income per ordinary share
  Basic                                $        0.01                 $-                 $-      ($       0.01)     $        0.01
                                       =============      =============      =============      =============      =============
  Diluted                              $        0.01                 $-                 $-      ($       0.01)     $        0.01
                                       =============      =============      =============      =============      =============

Net income per ADS*
  Basic                                $        0.09      $        0.04      $        0.01      ($       0.15)     $        0.17
                                       =============      =============      =============      =============      =============
  Diluted                              $        0.09      $        0.04      $        0.01      ($       0.15)     $        0.17
                                       =============      =============      =============      =============      =============

Weighted average ordinary shares
  outstanding
  Basic                                  649,913,136        649,863,772        650,027,078        649,794,157        649,951,394
                                       =============      =============      =============      =============      =============
  Diluted                                649,943,575        649,863,772        650,055,184        649,794,157        650,037,724
                                       =============      =============      =============      =============      =============






REVENUE BREAKOUT                         1Q07        2Q07        3Q07        4Q07         1Q08       2Q08        3Q08

DESIGN FEES
  International customers               $ 9,463     $ 4,811     $ 2,687     $ 2,415     $   625     $   271     $   138
  Domestic customers                    $   655     $   374     $ 2,738     $ 2,899     $ 2,639     $ 4,385     $   913

ROYALTY
  International customers               $   300     $   461     $   194     $   287     $    10     $     -     $    17
  Domestic customers                    $ 1,851     $ 1,427     $   925     $   483     $   524     $   277     $   149
  Component vendors                     $   644     $   750     $   161     $   289     $     -     $     -     $     -

COMPONENT AND PRODUCTS
  Smart Phone                           $ 4,014     $ 6,557     $ 8,688     $17,185     $18,123     $26,979     $29,367
  PCBA                                  $ 2,149     $ 2,454     $   717     $    22     $     -     $     -     $   109
  Wireless module                       $ 1,452     $ 7,202     $ 2,483     $ 1,377     $ 3,752     $ 1,220     $ 1,035
  Feature phone                         $ 3,787     $ 5,349     $18,153     $20,134     $23,156     $22,774     $18,525
  Other component sales                 $ 2,965     $ 2,642     $ 1,682     $   565     $   731     $   520     $   544

SERVICE INCOME                          $     -     $     -     $    18     $    35     $    35     $   164     $    13

                                        -------     -------     -------     -------     -------     -------     -------
TOTAL NET REVENUES                      $27,280     $32,027     $38,446     $45,691     $49,595     $56,590     $50,810
                                        =======     =======     =======     =======     =======     =======     =======

            CHINA TECHFAITH WIRELESS COMMUNICATION TECHNOLOGY LIMITED
                 UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
                         (IN THOUSANDS OF U.S. DOLLARS)


                                                    SEPTEMBER 30,      JUNE 30,     SEPTEMBER 30,
                                                         2007           2008           2008
                                                      ---------       ---------       ---------

ASSETS
CURRENT ASSETS:
Cash and cash equivalents                             $  84,914       $  72,163       $ 103,578
Restricted cash                                           5,228             417              80
Accounts receivable                                      45,617          36,996          40,447

Amount due from related parties                               -           4,842           5,609
Notes receivable                                          1,992           1,706             101
Inventories                                              34,442          48,867          43,022
Prepaid expenses and other current assets                 8,558          10,788          12,804
                                                      ---------       ---------       ---------
TOTAL CURRENT ASSETS                                  $ 180,751       $ 175,779       $ 205,641
                                                      ---------       ---------       ---------

Deposits for acquisition of plant, machinery and
  equipment, and acquisition of intangible assets     $   8,713       $  15,436       $  15,655
Plant, machinery and equipment, net                      27,639          27,309          26,345
Acquired intangible assets, net                             320           1,919           1,747
Goodwill                                                    606             606             606
TOTAL ASSETS                                          $ 218,029       $ 221,049       $ 249,994
                                                      =========       =========       =========

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Current portion of Long term payable                  $     599       $   1,228       $   1,185

Short term loan                                               -               -               -
Accounts payable                                         31,825          11,224          40,569

Amount due to related parties                                 -             224             475
Accrued expenses and other current liabilities           10,943          11,058           8,874
Advance from customers                                    5,473           5,804           5,941
Deferred revenue                                          2,284           1,164           1,372
Income tax payable                                          139             148             171
                                                      ---------       ---------       ---------
TOTAL CURRENT LIABILITIES                             $  51,263       $  30,850       $  58,587

Long-term payable                                     $       -       $     125       $       -
                                                      ---------       ---------       ---------

TOTAL LIABILITIES                                     $  51,263       $  30,975       $  58,587
                                                      ---------       ---------       ---------

Minority interests                                    $   1,883       $   1,280       $   1,092
SHAREHOLDERS' EQUITY
Ordinary shares                                       $      13       $      13       $      13
Additional paid-in capital                              110,312         110,441         110,513
Treasury stock                                           (4,628)         (4,628)         (4,628)
Accumulated other comprehensive income                    9,891          23,721          24,719
Statutory reserve                                         6,093           6,813           6,813
Retained earnings                                        43,202          52,434          52,885
                                                      ---------       ---------       ---------
TOTAL SHAREHOLDERS' EQUITY                            $ 164,883       $ 188,794       $ 190,315
                                                      ---------       ---------       ---------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY            $ 218,029       $ 221,049       $ 249,994
                                                      =========       =========       =========